September 12, 2011

(VIA UPS OVERNIGHT)

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

StoneMor Partners L.P.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 30, 2011 and

Forms 10-Q for the periods ended March 31 and June 30, 2011

Filed May 10, 2011 and August 9, 2011, respectively

File No. 000-50910

Dear Mr. Spirgel:

Lawrence Miller, President and Chief Executive Officer referred your letter dated September 7, 2011 to me for response. We expect to respond to your letter not later than September 30, 2011.

Very truly yours,

/s/ William R. Shane
William R. Shane

Executive Vice President and Chief Financial Officer

cc: Joe Cascarano